Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Unity Wireless Corporation

We consent to the use of our report dated April 10, 2007 with respect to the consolidated balance sheets of Unity Wireless Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the years then ended, incorporated herein by reference.

Our report dated April 10, 2007 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

June 22, 2007